COMMENTS RECEIVED ON AUGUST 1, 2016

FROM EDWARD BARTZ

FIDELITY ABERDEEN STREET TRUST (File No. 811-06440)

Fidelity Advisor Freedom 2005 Fund, Fidelity Advisor Freedom 2010 Fund, Fidelity Advisor Freedom 2015 Fund, Fidelity Advisor Freedom 2020 Fund, Fidelity Advisor Freedom 2025 Fund, Fidelity Advisor Freedom 2030 Fund, Fidelity Advisor Freedom 2035 Fund, Fidelity Advisor Freedom 2040 Fund, Fidelity Advisor Freedom 2045 Fund, Fidelity Advisor Freedom 2050 Fund, Fidelity Advisor Freedom 2055 Fund, Fidelity Advisor Freedom 2060 Fund,

Fidelity Advisor Freedom Income Fund, Fidelity Four-in-One Index Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund,

Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Freedom 2055 Fund, Fidelity Freedom 2060 Fund, Fidelity Freedom Income Fund, Fidelity Freedom Index 2005 Fund, Fidelity Freedom Index 2010 Fund, Fidelity Freedom Index 2015 Fund, Fidelity Freedom Index 2020 Fund, Fidelity Freedom Index 2025 Fund, Fidelity Freedom Index 2030 Fund, Fidelity Freedom Index 2035 Fund, Fidelity Freedom Index 2040 Fund, Fidelity Freedom Index 2045 Fund, Fidelity Freedom Index 2050 Fund, Fidelity Freedom Index 2055 Fund, Fidelity Freedom Index 2060 Fund, Fidelity Freedom Index Income Fund, Fidelity Freedom K® 2005 Fund, Fidelity Freedom K® 2010 Fund, Fidelity Freedom K® 2015 Fund, Fidelity Freedom K® 2020 Fund, and Fidelity Freedom K® 2025 Fund

PRELIMINARY PROXY STATEMENT FILED ON JULY 22, 2016

SHAREHOLDER MEETING DATE OCTOBER 28, 2016

1.

Proposal 2 – To approve an amended and restated management contract for each fund, except the Fidelity Freedom Index Funds and Fidelity Four-in-One Index Fund

 “TO APPROVE AN AMENDED AND RESTATED MANAGEMENT CONTRACT FOR EACH FUND, EXCEPT THE FIDELITY FREEDOM INDEX FUNDS AND FIDELITY FOUR-IN-ONE INDEX FUND (FOR PURPOSES OF THIS PROPOSAL 2, EACH, A FREEDOM FUND).”

C:

The Staff requests the underlined text above be updated to individually identify each fund the proposal relates to.

R:

The requested change has been made.

2.

Proposal 2 – To approve an amended and restated management contract for each fund, except the Fidelity Freedom Index Funds and Fidelity Four-in-One Index Fund

“New Advisory Contracts. Each New Advisory Contract adds: (i) a provision establishing the management fee payable by the Freedom Fund; (ii) a provision stating that in the case of initiation or termination of the New Advisory Contract during any month, the fee for that month will be reduced proportionately on the basis of the number of days which it is in effect, and the fee will be determined based on the average net assets for the business days it is in effect for that month; and (iii) a provision stating that in the event that the Freedom Fund issues additional classes of shares, the New Advisory Contract may be modified by mutual consent of the parties to set forth the management fee to be paid with respect to the additional classes of shares. The New Advisory Contracts also state the expenses related to the operation of the funds will be paid by the Freedom Fund and FMRC.”

C:

The Staff requests that disclosure be added to note that (i) any differences in the all-inclusive fees of a fund’s classes (which is referred to as a “management fee” in the New Advisory Contract (as defined in the proxy statement)) will not be the result of any difference in advisory fees related to the management of the fund’s assets and (ii) any increase in the all-inclusive fee (or “management fee”) for a class will require shareholder approval.

R:

The requested disclosure will be added.

3.     Proposal 2 – To approve an amended and restated management contract for each fund, except the Fidelity Freedom Index Funds and Fidelity Four-in-One Index Fund

“Proposed Amendments to Current Advisory Contracts. A copy of the form of the New Advisory Contract is included as Appendix O. Except for the changes discussed above, the form of New Advisory Contracts is substantially identical to the Current Advisory Contracts. For a detailed discussion of the Current Advisory Contracts, please refer to the section entitled “Current Advisory Contracts.” If this proposal is approved by shareholders, the New Advisory Contracts will take effect the first day of the first month following approval or at a later time as FMRC may deem appropriate under the circumstances, and will remain in effect through September 30, 2017, assuming the Current Advisory Contracts are renewed by the Board of Trustees for another year, and thereafter, but only as long as their continuance is approved at least annually by (i) the vote, cast in person at a meeting called for the purpose, of a majority of the Independent Trustees and (ii) the vote of either a majority of the Trustees or by the vote of a majority of the outstanding shares of each Freedom Fund. If the New Advisory Contracts are not approved by the Freedom Funds’ shareholders, the Current Advisory Contracts will continue in effect through September 30, 2017, assuming the Current Advisory Contracts are renewed by the Board of Trustees for another year, and thereafter only as long as their continuance is approved at least annually as above. Approval of the new pricing structure for the Freedom Funds requires that shareholders of each Freedom Fund approve the Freedom Fund’s New Advisory Contract. If shareholders of one of the Freedom Funds do not approve its New Advisory Contract, the Current Advisory Contracts for all of the Freedom Funds will remain in effect.”

C:

The Staff requests that the underlined disclosure above be moved to the end of the “Introduction” section in Proposal 2.

R:

The requested change has been made.

4.

Proposal 2 – To approve an amended and restated management contract for each fund, except the Fidelity Freedom Index Funds and Fidelity Four-in-One Index Fund

“If the proposal is approved, the increase in each Freedom Fund’s management fee will be more than offset by the decrease in the Freedom Fund’s acquired fund fees and expenses. Acquired fund fees and expenses reflect the Freedom Fund’s investment in shares of the underlying Fidelity funds. The Boards of Trustees of the underlying funds have approved new management contracts, subadvisory agreements, transfer agent agreements, and pricing and bookkeeping agreements for the underlying funds (collectively, the New Underlying Fund Contracts), which will go into effect if this proposal is approved by the Freedom Funds’ shareholders as described in this proxy statement. The New Underlying Fund Contracts state that the underlying funds will no longer pay any operating expenses, except custody fees, independent trustee expenses, and extraordinary expenses (such as litigation expenses) to Fidelity. Together, these fees are expected to be 0.01% or less for each underlying fund. As a result, it is expected that once the New Underlying Fund Contracts go into effect, the Freedom Funds’ acquired fund fees and expenses will be mostly eliminated, with the exceptions noted above. The combined effect of the pricing changes will decrease the total expenses for each Freedom Fund by at least 0.02% annually, relative to each Freedom Fund’s expenses as of March 31,

2016. Appendix P shows each Freedom Fund’s total expenses as of March 31, 2016, each Freedom Fund’s expected total expenses if the proposal is approved, and the expense reduction.”

C:

The Staff notes that the “Form of” contract that was included in the filing does not include the underlined disclosure above. The Staff requests we revise the “Form of” contract or explain why such disclosure is not included.

R:

The Staff correctly observes that the form of New Advisory Contract that was included in the filing does not include the underlined disclosure above.  The fund notes that this language was included in the advisory contracts for the underlying funds in which a fund may invest (referred to as a “New Underlying Fund Contract” in the proxy statement).  Although shareholders of the fund will not be voting on the underlying fund’s advisory contract, the fund believes that it is appropriate to describe the terms of this contract to shareholders of the funds.

5.

Schedule A

C:

The Staff requests that the tables be updated to clarify that the references to “Thereafter” include the non-target date Income Funds.

R:

The requested change has been made.

6.

Tandy Representations

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.